February 21, 2017

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	A.S.V., LLC (the “Company”)

Draft Registration Statement on Form S-1

Submitted December 30, 2016

CIK No. 0001690881

Dear Ms. Ravitz:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated January 26, 2017 (the “Comment Letter”) regarding the Staff’s review of the Company’s Draft Registration Statement on Form S-1 submitted December 30, 2016 (CIK No. 0001690881) (the “Initial Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

The Company is concurrently submitting via EDGAR its Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended DRS”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

General

1. Please confirm that the conversion of the LLC to a corporation will occur prior to effectiveness.

Response: The Company intends to effect the conversion from an LLC to a corporation immediately prior to the effectiveness of the Registration Statement on Form S-1.

Industry and Market Data, page ii

2. Please tell us whether you commissioned any of the industry and market data presented in your document.

Securities and Exchange Commission

February 21, 2017

Response: The Company did not commission any of the industry and market data presented in the Initial Filing.

Implications of Being an Emerging Growth Company, page ii

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written communications in reliance on Section 5(d) of the Securities Act to potential investors. To the extent that the Company in the future changes its intent and does present any such written communications, the Company will supplementally provide copies of such written communications to the Staff at that time.

Use of Proceeds, page 5

4. We note your disclosure in this section and on page 29 concerning future acquisitions. Tell us, with a view toward disclosure, whether you currently have agreements or commitments relating to any material acquisitions. Also, tell us if you are currently involved in any negotiations regarding material acquisitions and the status of such negotiations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the Amended DRS to clarify that there are no current agreements or commitments to make any material acquisitions. The Company is not currently involved in any active negotiations regarding any material acquisitions.

5. Please expand the disclosure that your credit agreement requires that you use 40% of the net proceeds from this offering to pay down amounts outstanding under the credit agreement to disclose the amounts outstanding under the agreement as of the most recent practicable date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the Amended DRS to disclose the amounts outstanding under its credit agreement as of December 31, 2016.

We may not be able to adequately protect our intellectual property, page 10

6. Please disclose, if material, the percentage of your revenue concerning the key patent related to your Posi-Track undercarriage and suspension that expires in 2023.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of the Amended DRS to disclose the percentage of our revenues for the twelve month periods ending December 31, 2015 and December 31, 2016 related to the key patent underlying our Posi-Track undercarriage and suspension system.

Securities and Exchange Commission

February 21, 2017

Capitalization, page 31

7. Please revise to include a pro forma column that reflects the pro forma adjustments and a separate pro forma as adjusted column that reflects the offering proceeds. Each of the pro forma adjustments should be separately discussed and quantified.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 of the Amended DRS to include the separate pro forma column reflecting pro forma adjustments and pro forma as adjusted column reflecting the offering proceeds, and has discussed and quantified each of the pro forma adjustments separately.

Selected Historical and Pro Forma Financial Date, page 35

8. We note that the pro forma amounts in the table on page 35 appear to combine several adjustments. Please revise to separately quantify and discuss each pro forma adjustment, including a discussion of how the amounts were determined and any significant assumptions. Please also explain to us how the material agreements discussed on page 93 through 95 are reflected in the pro forma adjustments. We refer you to the guidance in Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has included in its pro forma financial information on pages 35 and 36 of the Amended DRS the quantification and discussion of each pro forma adjustment separately and included a discussion of how such amounts were determined, together with any significant assumptions. We have considered the requirement to make pro forma adjustments based on the material agreements described in pages 90 through 93 of the Amended DRS and have made such adjustments that our management, based on available information, believes are reasonable, factually supportable and recurring. The pro forma financial information does not reflect the potential costs and benefits resulting from these agreements that are not factually supportable, and thus not practicable to estimate, as of the date of this filing.

Our Debt, page 49

9. We note the discussion on page 52 that subject to certain exceptions you are subject to certain prepayment premiums or fees on your debt. We also note your discussion in Use of Proceeds on page 29 that you will use proceeds from the offering to pay down amounts outstanding under the credit agreement. Please tell us the amount of any prepayment premiums or fees that you expect to pay and whether these fees are reflected in your Capitalization table on page 31.

Response: The Company expects to pay prepayment premiums and fees in an amount that depends on the final offering amount and offering proceeds. In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the Amended DRS and will include the specific amounts of these premiums and fees in the Capitalization table when determined.

Customers and Distributions, page 65

10. Please make the geographic distribution of dealer locations shown on page 66 more legible.

Securities and Exchange Commission

February 21, 2017

Response: In response to the Staff’s comment, the Company has included an updated version of the image showing the geographic distribution of dealer locations on page 63 of the Amended DRS and will continue to work to obtain a higher resolution version of the image.

Management, page 73

11. Please revise the disclosure on page 74 to disclose when Mr. DiBiagio joined your company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 71 of the Amended DRS to disclose that Mr. DiBiagio joined the Company in January 2013.

Principal and Selling Stockholders, page 97

12. Please expand your disclosure in this section regarding selling stockholders that acquired securities from you or any predecessor or affiliate in the past three years to disclose the material terms of that transaction, including the date of the transaction, the nature and amount of consideration, and when that consideration was paid.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Amended DRS to disclose the material terms of the transaction pursuant to which Manitex International, Inc. (“Manitex”), acquired 14,790,000 shares in A.S.V., Inc. (representing 51% of the Company) from Terex Corporation (“Terex”) for $25,000,000 in cash, pursuant to a Stock Purchase Agreement, dated October 29, 2014, between Manitex and Terex. In connection with the Stock Purchase Agreement, Manitex and Terex also entered into a Common Stock and Convertible Debenture Purchase Agreement, pursuant to which Terex invested an aggregate of $20 million in Manitex, consisting of $12.5 million in Manitex common stock and a $7.5 million convertible promissory note. On December 19, 2014, the transaction closed and on December 23, 2014, A.S.V., Inc. was converted to a limited liability company.

Underwriting, page 108

13. Please provide more specific information regarding the past relationships with the underwriters mentioned in the second full paragraph on page 111.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Amended DRS to provide more specific information regarding past relationships with the underwriters.

14. Please provide the disclosure required by Item 505(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 of the Amended DRS to provide the disclosure required by Item 505(a) of Regulation S-K.

Securities and Exchange Commission

February 21, 2017

Where you can find more information, page 114

15. We note your reference to proxy statements in the second paragraph. Please tell us when you plan to register a class of your securities per Section 12 of the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 112 of the Amended DRS to disclose that it intends to register its common stock with the SEC under Section 12 of the Exchange Act before the Registration Statement on Form S-1 becomes effective.

Financial Statements for the Year Ended December 31, 2015

Report of the Independent Registered Public Accounting Firm, page F-20

16. Please amend your filing to include a report from your independent registered public accounting firm indicating that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the report on page F-20 to the “auditing” standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 8.d. of PCAOB AS 3101.

Response: In response to the Staff’s comment, the Company has included in the Amended DRS a report from the Company’s independent registered public accounting firm that it conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Notes to the Financial Statements

General

17. Please revise your filing to provide the entity-wide disclosures required by ASC 280-10-50-41 and 42 related to information by geographic area and major customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of the Amended DRS to provide the entity-wide disclosures required by ASC 280-10-50-41 and 42.

Revenue Recognition, pages F-8 and F-28

18. We note from your disclosure that under certain contracts with your dealers title passes when the units are completed even though they have not been shipped to the dealer. You also disclose that the units are segregated from your inventory and identified as belonging to the dealer, and the dealer is notified that the units are complete and wait pick up or delivery as specified by the dealer before income is recognized. You also indicate that the dealer has economic ownership and control over the product but you insure any custodial risk that you may retain. Please explain to us how you considered the guidance in ASC 605 and SAB Topic 13.A.3

Securities and Exchange Commission

February 21, 2017

related to bill and hold arrangements. Please also explain the nature of the custodial risk you retain, when risk of ownership is passed to the buyer and how revenue recognition is impacted by this custodial risk.

Response: Following our review of our revenue recognition practices, we have removed language relating to certain contractual arrangements that provided for transfer of title before shipment since these types of arrangements are not applicable to our business. Please see the revised disclosure on pages 51 and F-9 of the Amended DRS describing the Company’s revenue recognition procedures.

Acquisition, page F-30

19. We note your reference to “push accounting”. Please revise to more accurately describe the company’s accounting as pushdown accounting in accordance with ASC 805-50-25, if true.

Response: In response to the Staff’s comment, the Company has revised the footnotes on pages F-12 to F-15 to more accurately describe the company’s accounting in accordance with ASC 805-50-25.

20. Please explain to us in further detail how you calculated the non-controlling interest in ASV as part of the acquisition.

Response: The non-controlling interest in A.S.V., LLC was calculated by applying a minority discount for lack of control to determine the fair value. In estimating the fair value of the non-controlling interest, the fair value of the controlling interest was grossed up to a 100 percent value, then the $26.4 million paid by Manitex for its majority interest in A.S.V., LLC was deducted, which resulted in a value of $25.3 million for Terex’s non-controlling interest. A concluded discount of $2.0 million or 8.0 percent for a minority discount to the resulting minority interest was utilized in determining the fair value of the non-controlling interest of $23.3. The Company engaged a third party to assist with the calculation of the minority discount, which was determined by reviewing comparable companies within the construction, mining and oil equipment and machinery industry and taking the lowest value range of between 5.0 to 10.0 percent.

Note 12. Litigation and Contingencies, page F-39

21. We note your disclosure that the company is insured for product liability, general liability, workers’ compensation, employer’s liability, property damage and other insurable risk required by law or contract, with retained liability or deductibles. We also note your disclosure on pages 15, 56 and 71 that prior to or upon the consummation of this offering, [you] expect to be self-insured, up to certain limits, for product liability exposures, as well as for certain exposures related to general, workers’ compensation and automobile liability and insurance coverage will be obtained for catastrophic losses as well as those risks required to be insured by law or contract. Please tell us more about your insurance coverages before and after the consummation of this transaction, including your determination of any related accruals necessary for changes in insurance coverage.

Securities and Exchange Commission

February 21, 2017

Response: The Company is currently covered under existing Manitex insurance policies for general liability, workers’ compensation, products liability and automotive liability. The general liability policy has a limit of $1 million per occurrence and $2 million in the aggregate, with a deductible of $500,000. The workers’ compensation policy has a limit of $1 million per incident and a deductible of $250,000. The products liability policy is an occurrence based policy with a $500,000 per claim self-insurance retention limit. The automotive policy has a $1 million policy limit and a $500 deductible. We intend to purchase similar policies prior to or upon the consummation of this offering. While we are working to procure such policies as well as policies for catastrophic losses, directors’ and officer’s insurance and those risks required to be insured by law or contract, we have not yet finalized the terms of any such policies and are also considering whether to procure any policies for additional potential exposures. Accordingly, we do not currently know the amount of any accruals that we will incur in connection with the procurement of such policies.

Undertakings, page II-3

22. Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Amended DRS on page II-3 to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibits

23. We note your disclosure on page 73 about persons you expect to serve as directors upon completion of this offering and that you expect director nominees will become directors prior to or upon consummation of this offering. Please file the consents required by Rule 438.

Response: The Company will file the consents required by Rule 438 together with the initial public filing of the Registration Statement on Form S-1. The exhibit index is updated accordingly.

24. Please file as an exhibit the agreement mentioned in the first paragraph on page 94.

Response: The Company will file as an exhibit the agreement mentioned in the first paragraph on page 94 of the Initial Submission.

Signatures

25. When you file your registration statement, please ensure that you indicate clearly below the second paragraph of text required on the Signatures page who signed the registration statement in the capacity of director so that it is clear that the document has been signed all persons required per Instruction 1 to the Signatures page of Form S-1.

Securities and Exchange Commission

February 21, 2017

Response: In response to the Staff’s comment, the Company has revised the signature page of the Form S-1 to clearly indicate the capacities in which the signatories have signed the Form S-1.

We appreciate the Staff’s continued review and look forward to hearing from you. Please direct any additional questions or comments to my attention at (708) 237 2056.

Sincerely,

/s/ Andrew Rooke
Chief Executive Officer
A.S.V., LLC

cc:	Brian Cascio
Tom Jones
Julie Sherman
U. S. Securities and Exchange Commission
Todd M. Kaye
Bryan Cave LLP
Christopher J. Barry
Dorsey & Whitney LLP